FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 13 December 2010, London UK - London Stock Exchange Announcement

GSK to strengthen Nutritional Healthcare business with acquisition of Maxinutrition

GlaxoSmithKline ('GSK') and Maxinutrition Group Holdings Limited ('Maxinutrition') today announced they have entered into an agreement for GSK to acquire Maxinutrition, a UK company that manufactures protein-enhanced functional nutrition products, from Darwin Private Equity.  Subject to approval from the Office of Fair Trading, GSK will acquire 100 per cent of the shares of Maxinutrition for a cash consideration of approximately £162 million including the repayment of outstanding debt.

Maxinutrition is Europe's No. 1 sports nutrition company by market share and has delivered sales growth of approximately 21% CAGR over the last 3 years.  The company recorded sales of approximately £36 million for the fiscal year ended April 2010.

Under the terms of this agreement, GSK will acquire Maxinutrition's brands, including Maximuscle, the leading brand in the UK and European sports nutrition market.  The deal will extend GSK's reach into wider categories, complementing its existing Nutritional Healthcare business. GSK will also bring its marketing excellence and R&D innovation capability to extend the growth of Maxinutrition in the UK, European and International markets where the products are available.

John Clarke, President Consumer Healthcare, said, "This deal will give GSK a strong presence in the fast developing protein-based sports nutrition market, appealing across a broad spectrum of consumers from elite athletes to sports participants and those seeking additional nutritional supplementation.  GSK will invest behind Maxinutrition's science-proven products to extend the growth of Maxinutrition within its UK and European footprint and expand to the global marketplace, where GSK has existing infrastructure and capabilities.  The acquisition is a demonstration of GSK's strategy to expand our Consumer Healthcare business through appropriate bolt-on acquisitions which meet our strict financial criteria."

Peter Boddy, CEO, Maxinutrition, said, "Maxinutrition is a fast growing, focused sports nutrition business with excellent growth prospects and a strong management team - it's a natural fit for GSK and its ambition to extend and expand its Nutritional Healthcare business.  GSK's strong commercial and R&D capability, coupled with theinvestments being made in expanding their global nutritional healthcare franchise in new markets and territories, offer tremendous new opportunities to develop the Maxinutrition brands and continue to deliver impressive growth in the coming years."

S M Bicknell
Company Secretary

13 December 2010

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Maxinutrition - Maxinutrition, the parent company of Maximuscle, Maxifuel and Maxitone, is Europe's leading sports nutrition company.

Maximuscle is targeted at consumers who are focused on gaining muscle and increasing strength and power.  For further information please visit www.maximuscle.com.

Maxifuel was launched in June 2010 with a new range of products designed for endurance, targeting sports men and women to whom performance is critical.  For further information please visit www.maxifuel.com.

Maxitone is a product range designed for healthy active women to aid toning and weight management.  For further information please visit www.maxitone.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

UK Nutritional Healthcare Media enquiries:	Maria Potter	(020) 8047 5479

Maxinutrition Enquiries:
Media enquiries:	Kate Bosomworth	(020) 7924 7214

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  December 13, 2010

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc